Wound & Skin care

RECEIVED

2007 SEP 19 A 6:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

07026760

SUPPL

6 September 2007
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange Nos 15 and 16 /2007.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

PROCESSED

SEP 24 2007 E

THOMSON
FINANCIAL

Encls.

Jw 9/19

RECEIVED
2007 SEP 19 A 6:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Stock Exchange Announcement No. 15/2007
6 September 2007

British health care reform: new consultation document published

As expected, the British Department of Health today published a new consultation document on revised proposals relating to the arrangements for the provision of stoma and incontinence appliances and related services to Primary Care.

This stock exchange announcement contains a factual summary of the new consultation document. It is not possible to predict exactly the financial effects of the proposed changes and Coloplast will not provide information about the potential effects as long as the consultation process is ongoing.

As an important player in the English medical device industry Coloplast intend to take part in the consultation process through the relevant industry associations and as an individual company.

The consultation will be open 6 September – 29 November 2007 and subject to the outcome of the consultation, the proposed implementation dates are 1 May 2008 in relation to service remuneration and 1 June 2008 in relation to product reimbursement.

This consultation is part of an ongoing review of these arrangements with the latest round of consultation conducted between November 2006 and April 2007 including a proposal to implement new arrangements by 1 July 2007. This did not take place, as it was decided to revise some of the proposals based on the responses that were received in April 2007.

Today's publication includes the revised proposals grouped in one set of proposals relating to the reimbursement of products and another set concerning the remuneration of services.

Reimbursement of products
The Department of Health seeks views on two options for price adjustments:

1. To apply the pricing model based on product categorisation that was proposed in the previous consultation document (November 2006) but cap price reductions at 35%
2. To apply a uniform reduction of 12% to all the current reimbursement prices for all stoma and incontinence appliances included in the review.

According to the Department of Health, both options would reduce their current spend of about £200m a year by £25m a year as opposed to the £27m previously expected.

The product classification has been revised after consultation with specialist nurse panels to ensure that products within the same sub-category meet similar medical needs.

Remuneration of services
The proposals in relation to service remuneration are:

- The on-cost allowance is removed, which is unchanged since November 2006
- Prescription fee is maintained at 90 pence per item
- Dispensing fee is increased from £2.6 to £3.23 per item and will now also cover catheters and other incontinence products
- Infrastructure payment is now based on 10 payment bands as opposed to the six bands that were proposed in November 2006
- The fee for specialist nurse home visits is maintained at £40, but the banded payment structure is replaced by a limit of one visit for every 70 dispensed items in any financial year (April - March)
- The need for specialist home visits is now also recognised for users of catheters and other incontinence products
- The fee for customisation of stoma appliances is set to £3 per item dispensed, subject to a maximum of 25,000 items per month. Previously a banded payment structure was proposed.

As proposed, the fees would continue to remunerate dispensing appliance contractors with around £32m a year. The Department of Health is not proposing to reduce this cost.

The consultation document is available on the Department of Health's website on www.dh.gov.uk\liveconsultations.

Sten Scheibye
President, CEO

Further information:

Investors and financial analysts
Jørgen Fischer Ravn
Investor Relations Manager
Tel. +45 3085 1308
E-mail: dkjfr@coloplast.com

Press and the media
Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in Danish and English-language versions.
In the event of discrepancies, the Danish version shall prevail.

Stock Exchange Announcement no. 16/2007
11 September 2007

Financial calendar for 2007/08

		2007
23	Oct.	Closing period until 20 November
20	Nov.	Financial Statement for the full year 2006/07 and Annual Report 2006/07
18	Dec.	Annual General Meeting
27	Dec.	Payment of dividends for 2006/07
		2008
29	Jan.	Closing period until 19 February
19	Feb.	Financial Statement for Q1 2007/08
30	Apr.	Closing period until 21 May
21	May	Interim Financial Statement 2007/08
31	Jul.	Closing period until 21 August
21	Aug.	Financial Statement for Q3 2007/08
29	Oct.	Closing period until 19 November
19	Nov.	Financial Statement for the full year 2007/08 and Annual Report 2007/08
17	Dec.	Annual General Meeting
23	Dec.	Payment of dividends for 2007/08

Lene Skole
Executive Vice President, CFO

This announcement is available in a Danish and an English version. In case of doubt the Danish version shall prevail.

For further information: Head of Investor Relations Peter Høgsted, phone +45 4911 1301

END